Law Offices of Thomas E. Puzzo, PLLC
3823 44th Ave. NE
Seattle, Washington 98105
Telephone: (206) 522-2256 / Facsimile: (206) 260-0111

Writer’s e-mail: tpuzzo@msn.com
Writer’s cell: (206) 412-6868

October 1, 2013

VIA EDGAR

Pamela A. Long
Assistant Director
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Dinamo Corp. (the “Company”) Amendment No. 2 to Registration Statement on Form S-1 Filed October 1, 2013 File No. 333-189550

Dear Ms. Long:

We respectfully hereby submit the information in this letter, on behalf of our client, Dinamo Corp., in response to the letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated September 23, 2013. Amendment No. 2 to the Company’s referenced Form S-1 was filed with the Commission via EDGAR on or about October 1, 2013.

The staff’s comments are reproduced in bold italics in this letter, and the Company’s responses to the staff’s comments follow each staff comment. References to page numbers are made to the redlined Form S-1.

General

1. We note your response to comment 1 in our letter dated July 19, 2013. You state that the “Company (i) has a business plan to develop and market granite products . . .” [emphasis added]. As this does not appear applicable to the company’s proposed business plan, please advise.

Company response: The Company made a typographical error and meant to state “market and distribute redemption machines” instead of to market and develop granite products. The Company’s amended response is as follows.

The Company is not a “blank check company.” Rule 419, promulgated pursuant to the Securities Act of 1933, as amended (the “Securities Act”), states, in relevant part, that:

. . . the term “blank check company” shall mean a company that:

•
Is a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity or person; and

•	Is issuing “penny stock,” as defined in Rule 3a51-1 under the Securities Exchange Act of 1934. . . .

See also Securities Act § 7(b)(3). By its terms, “Rule 419 is not applicable to a penny stock offering by a start-up company if it has a specific business plan. – e.g. to develop and market software programs . . . .” Harold S. Bloomenthal, Securities Law Handbook vol. 1 457 (2001).

In several places of the Company’s Form S-1, filed June 24, 2013 the Company states its specific business plan. For example, on page 20, the Company states:

Dinamo Corp. has executed Contract on 27th day of March 2013, with "COSMET", manufacturing company having a principal office in Torun, Poland. According to the agreement, "COSMET" has agreed to develop, manufacture and supply us with redemption machines (Bad Pirates, Treasure diver). Dinamo Corp. will then distribute these redemption machines to their clients. The machines can be adjusted to different voice and language settings as well as program the clients’ own script. This allows for co-branding when used to advertise where conveniently placed. Our machines can be programmed and sound in different languishes that can allow owners to promote some special while it is being used. We are not going to be involved in co-branding but the owners can use it as an advertising tool if needed.

Further details of the Company’s business plan continue through the beginning of page 23. The Company also discloses parts of its business plan, such as its Plan of Operation, in its Management’s Discussion and Analysis of Financial Condition and Plan of Operation on pages 15 through 18 of its Form S-1. The Company has even entered into a development and manufacturing agreement with Cosmet, as disclosed on page 20. Therefore, the Company has a business plan and begun operations based on that plan.

The Company hereby confirms that it has no plan, agreement, arrangement or understanding to engage in a merger or acquisition with an unidentified company or companies, or other entity or person.

Because the Company (i) has a business plan to market and distribute redemption machines based on a plan developed by the Company and (ii) has no plan, agreement, arrangement or understanding to engage in a merger or acquisition with an unidentified company or companies, or other entity or person, it is not a blank check company within the meaning of Rule 419. The Company’s factual situation, therefore, squarely fits within the interpretation of Bloomenthal as to what is not a blank check company: “Rule 419 is not applicable to a penny stock offering by a start-up company if it has a specific business plan. – e.g. to develop and market software programs . . . .”

2. We note your response and revised disclosure in response to comment 6 in our letter dated July 19, 2013. We note references to “officers” in the risk factor beginning with “Because Company’s Headquarters And Assets . . .” on page 11 and in the risk factor beginning with “Because Our Officers And Director Will Own . . .” on page 12. We also note reference to “They Will Make and Control Corporate Decisions” on page 12 [emphasis added]. As you only have one officer, please revise accordingly.

Company response: The Company has revised the Form S-1 on pages 11, 12, 14, 15, 20 and 31 to clarify that the Company has a sole officer and director.

Summary Financial Information, page 7

3. Please revise the date of your financial summary table to say July 31.

Company response: The Company has revised the Form S-1 on page 7 to change the date of its financial summary table to say July 3, 2013.

Risk Factors, page 7

Our President, Ms. Gajdzis Does Not Have Any Prior Experience. . ., page 13

4. We note the bold and italicized text beginning with “[w]e have borrowed $500 from Ms. Gajdzis, and though she will not be repaid from the proceeds . . .” on page 13. The reason for your use of bold and italicized text is not clear. Please revise or explain. Similarly, we note disclosure on page 17 and in Exhibit 10.2 that Ms. Gajdzis has loaned you $2,700. Please explain the apparent inconsistencies between references to borrowings from Ms. Gajdzis of $500 on pages 12 and 13, and the loan from Ms. Gajdzis of $2,700. Please revise accordingly throughout your registration statement where applicable to ensure consistency.

Company response: The Company has revised the Form S-1 on page 13 to change the text beginning with “[w]e have borrowed $500 from Ms. Gajdzis, and though she will not be repaid from the proceeds . . .” to make such text not bold and not italicized.

Additionally, the Company has revised pages 12 and 13 to clarify that Ms. Gajdzis has loaned $2,700 to the Company.

Use of Proceeds, page 15

5. We note your addition of a column which assumes gross proceeds of $8,000. In this regard, please revise the first paragraph of your narrative to also state that the table sets forth the use of proceeds assuming the sale of 10% of the securities being offered for sale.

Company response: The Company has revised the Form S-1 on page 15 to state that the Use of Proceeds table also sets forth the use of proceeds assuming the sale of 10% of the securities being offered for sale.

Management’s Discussion and Analysis or Plan of Operation, page 17

Results of Operations, page 20

6. Please revise the third paragraph of your narrative to state that you incurred a loss of $6,547 for the three months ended July 31, 2013.

Company response: The Company has revised the Form S-1 on page 17 to state that we incurred a loss of $6,547 for the three months ended July 31, 2013.

Liquidity and Capital Resources, page 20

7. We note your revision on page 20 that “[t]o proceed with our operations within 12 months, we need a minimum of $80,000” and your disclosure on page 19 that “[w]e must raise approximately $80,000, to complete our plan of operation for the next 12 months.” We contrast this to repeated disclosure on pages 6, 8, and 17 where you note that to implement your plan of operations you require a minimum of $40,000 for the next twelve months [emphasis added]. Please explain or revise your registration statement so that all of your references to the minimum amount of funds you require over the next twelve months to implement your business plan are consistent throughout your filing.

Company response: The Company has revised the Form S-1 on page 17, 20 to clarify that it requires a minimum of $40,000 for the next twelve months.

Insurance, page 25

8. We note your response and revised disclosure in response to comment 36 in our letter dated July 19, 2013. You disclose on page 25 that you “do not intended to maintain insurance in the future.” We contrast this with your newly added risk factor beginning with “We Do Not Maintain Insurance Coverage . . .” on page 12 in which you note “[w]hile we intend to maintain insurance for certain risks . . . .” Please revise to correct this apparent inconsistency with respect to your intended future insurance coverage.

Company response: The Company has revised the Form S-1 on page 25 that it intends to maintain insurance in the future.

Financial Statements, page 34

Note 4 – Loan from Director, page F-8

9. Your disclosure states that the balance due to the director was $2,700 as of April 30, 2013. This amount appears to be the balance at July 31, 2013. Please revise your registration statement as appropriate.

Company response: The Company has revised pages 12 and 13 to clarify that Ms. Gajdzis has loaned $2,700 to the Company.

Please contact the undersigned with any questions or comments.

Very truly yours,

/s/ Thomas E. Puzzo

Thomas E. Puzzo